

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Bjorn Hall
General Counsel
Fundrise Growth eREIT VII, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

      Re: Fundrise Growth eREIT VII, LLC
            Offering Statement on Form 1-A
            Post-qualification Amendment No. 1
            Filed August 10, 2021
            File No. 024-11162

Dear Mr. Hall:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Mark Schonberger